Exhibit 4(e)



                             AMENDMENT NO. 1 TO THE

                    COPYTELE, INC. 2003 SHARE INCENTIVE PLAN



     By resolution of the Board of Directors of CopyTele, Inc. on October 8, 2004, the Board of Directors approved an amendment to the CopyTele, Inc 2003 Share Incentive Plan to increase the number of shares of Common Stock that may be issued thereunder from 15,000,000 to 30,000,000.